UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-14878
CUSIP NUMBER

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GERDAU S.A.
Full Name of Registrant

N/A
Former Name if Applicable

Av. Farrapos, 1811
Address of Principal Executive Office (Street and Number)

Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Effective December 31, 2007, including comparative information for the year ended December 31, 2006, the Registrant adopted International Financial Reporting Standards (“IFRS”) for purposes of preparing its consolidated financial statements in Brazil.  It continued, however, to file its annual report with the SEC using US GAAP. Because fiscal year ended December 31, 2008 is the first year that the Registrant has prepared its financial statements under IFRS for filing with its Form 20-F Annual Report (“Form 20-F”), this will also be the first year that the Registrant will prepare a reconciliation of certain financial information in IFRS for purposes of the Annual Report and modify certain disclosure accordingly.

Due to the first-time preparation of the Form 20-F using IFRS and considering the one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC, the Registrant is preparing a reconciliation of IFRS financial items for appropriate disclosure.  This has proven to be more complex than expected.

For this reason, the Registrant is unable to complete the reconciliation and the necessary review procedures to complete and file its Form 20-F within the prescribed time period without unreasonable effort and expense.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Osvaldo Burgos Schirmer, CFO	011-5551-	3323-2659
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The changes are described both narratively and quantitatively in the Registrant’s report on Form 6K furnished to the SEC on February 20, 2009, to which reference is hereby made and which is hereby incorporated herein by reference.

GERDAU S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2009	By	/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer